February 6, 2019

Howard Marks
Chief Executive Officer
StartEngine Crowdfunding, Inc.
750 N San Vicente Blvd.
Suite 800 West
West Hollywood, CA 90069

       Re: StartEngine Crowdfunding, Inc.
           Amendment No. 3 to
           Offering Statement on Form 1-A
           Filed December 7, 2018
           File No. 024-10862

Dear Mr. Marks:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 21, 2018 letter.

Offering Statement on Form 1-A

Additional Perks, page 17

1. We note your responses to comments 7 and 8. Please note that staff of the Division of
      Corporation Finance and the Division of Trading and Markets continue to review your responses and may have further comments.
Securities Being Offered
General, page 36

2. We note that you are no longer offering tokens, and note your corresponding disclosure
 Howard Marks
StartEngine Crowdfunding, Inc.
February 6, 2019
Page 2
         that you anticipate re-designating the "Series Token Preferred Stock" as "Series T
         Preferred Stock." Please tell us when you plan to re-designate the shares. In addition, please explain why you have left references to tokens on page 5 in the heading "Delivery of the Tokens" and in the drag-along rights risk factor on page 10. You may contact Michelle Miller at 202-551-3368 or Stephen Kim at
202-551-3291 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameHoward Marks                               Sincerely,
Comapany NameStartEngine Crowdfunding, Inc.
                                                             Division of
Corporation Finance
February 6, 2019 Page 2                                      Office of
Financial Services
FirstName LastName